
11006079

# Working Ahead
SINCE 1890



**FIRST FINANCIAL BANKSHARES, INC.™**

ANNUAL REPORT 2010

# FIRST FINANCIAL BANKSHARES, INC.™

On The Cover: Our story begins with our customers, from the first depositor who weathered a cold January morning in 1890, to our newest customers who may be walking through our doors today. For more than a century, First Financial Bank has provided safe, sound and secure banking with a proven record of dedication and longevity. The result is a financial partner customers can count on to see the relevance of yesterday, the meaning of today and the importance of tomorrow.

This year, the Company celebrates its 120th consecutive year of operation. When we look ahead from the beginning, we gain valuable perspective on the Bank's success and how, through good times and bad, what began as one man's inspired idea became a history-making family of community banks.

In 1889, Fleming Wills James, a native Virginian and Civil War veteran, made application to open a new bank in Abilene, Texas - population 3,000. On November 30th of that year, the U. S. Treasury Department issued Charter No. 4166 to The Farmers & Merchants National Bank of Abilene.


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1889 1890

FINANCIAL INSTABILITY IN U.S. ECONOMY

1889 - Fleming Wills James, native of Virginia and Civil War veteran, makes application to open a bank In Abilene, Texas

November 30, 1889 U.S. Treasury Dept. issues Charter No. 4166 to The Farmers & Merchants National Bank Of Abilene

January 2, 1890 First day of business at first location on South First Street (formerly The Green Front Saloon)

A few months after opening, the Bank moves to its first permanant location at 238 Chestnut Street

DEPOSITS REACH FIFTY-TWO THOUSAND DOLLARS IN FIRST SIX MONTHS OF OPERATION

JULY, 1890

**"IT IS CONFIDENTLY EXPECTED THAT OUR STRICT ADHERENCE TO CONSERVATIVE BUSINESS METHODS WILL PROVIDE A STEADY GAIN IN THE VOLUME OF BUSINESS AND A CORRESPONDING IMPROVEMENT IN OUR NET PROFITS."**

F.W. JAMES, PRESIDENT

Fleming Wills James has been described as a lion-hearted soldier, gifted orator and an astute lawyer. He and four other investors were men filled with optimism and enthusiasm. With the charter secured, James quickly set out to open the doors for business in a temporary location – a small frame building on South First Street whose former tenant was The Green Front Saloon.

Capitalized at $50,000, the Bank's five original stockholders included Princeton graduate Ed Hughes, who had come west seeking opportunity and adventure. Following early success as a hardware wholesaler, Hughes invested in railroads and steamship lines. In 1895, he would add bank president to his resume – a position he held at Farmers & Merchants Bank for 28 years. Working through a financial panic in 1907 that closed scores of banks across the country, Farmers & Merchants deposits reached $1 million in 1910 and by 1918 had surpassed the $2 million mark.

**OF THE FIRST 4,166 NATIONAL BANKS CHARTERED IN THE UNITED STATES, ONLY 160 REMAIN IN BUSINESS TODAY.**


FARMERS & MERCHANTS
NATIONAL
BANK
United States Depository

1895 — FINANCIAL PANIC OF 1907 — 1910 — WORLD WAR I — 1920

1895 - Ed Hughes, Princeton graduate and one of five original investors, becomes President of the Bank

Financial Panic of 1907 closes scores of banks; however, Farmers & Merchants survives

DEPOSITS REACH ONE MILLION DOLLARS

DEPOSITS REACH TWO MILLION DOLLARS



Henry James, the 17-year-old son of the Bank's founder, moved from Baird to Abilene to work as the bookkeeper when the Bank opened. Fittingly, it was young Henry who recorded the Bank's first transaction - for he would spend the rest of his life working at Farmers & Merchants Bank – while also working to grow and improve the city of Abilene. Henry James became President of Farmers & Merchants Bank in 1923. During his lifelong devotion to Abilene, he established McMurry College and weathered the storms of the Great Depression and a second World War.




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1930 WORLD WIDE ECONOMIC DEPRESSION 1940 WORLD WAR II 1950

1923 - Henry James son of F.W. James, becomes President and remains so for the next twenty-six years

1927 - First Trust Company established to handle growing needs of customers

ONLY LOCAL BANK TO RETAIN SOLVENCY AND CONTINUE UNINTERRUPTED SERVICE TO CUSTOMERS

1937 - The Bank moves to its second permanent location at North 2nd & Pine

1951 - The Bank moves to its third location at North Fourth & Cypress

1954 - World War II veteran, Walter Johnson becomes the "youngest president of the oldest bank in town"

Farmers & Merchants was the only local bank to retain solvency and continue uninterrupted service to customers during the worldwide economic depression of the 1930s. Deposits soared during the 1940s and in 1954 a new era began for the Bank. That year, a 37-year-old former bank examiner who had learned the banking business from the ground up became the "youngest president of the oldest bank in town." His name was Walter Johnson, a decorated World War II veteran, who became one of Abilene's most influential citizens and transitioned the Bank into a publicly owned, multi-bank holding company allowing stockholders to share in the success of several banks serving a variety of Texas cities.

In 1971, Walter Johnson hired Kenneth Murphy, an experienced bank examiner from West Texas, as Executive Vice President. At that time, the Bank's assets were $87 million. When Murphy retired from the Board of Directors in 2009, the Bank's assets had grown to $3.3 billion. During his 40-year tenure at First Financial Bankshares, Murphy oversaw the Bank's move to its present location, acquired 11 Texas banks and added numerous locations to the Company. With his election as Chairman of the Texas Bankers Association in 1990, the Bank gained statewide recognition. In 1991, that recognition became national when the Bank was designated one of the safest banking organizations in the United States.


ABILENE

1970

1980

MORE THAN 500 TEXAS BANKS FAIL OR REQUIRE FDIC REORGANIZATION

1990

1957 - Farmers & Merchants National Bank changes its name to First National Bank of Abilene

1973 - First Abilene Bankshares, Inc., a publicly-owned, multi-bank holding company, is established

1974 FIRST ACQUISITION

HEREFORD

1975 - Kenneth Murphy becomes President of First National Bank of Abilene

1980's ACQUISITIONS

SWEETWATER EASTLAND & ABILENE

1987 - Branch banking begins at First National Bank of Abilene

1990 ACQUISITION

CLEBURNE


Number 1 In The Nation
FIRST FINANCIAL BANKSHARES, INC.

With the foundation for the Company's success well established, Chairman, President and CEO Scott Dueser launched a new century of leadership as the Bank adopted its present name and expanded to 52 locations in 36 Texas towns and cities.

When Dueser was named President and CEO of First Financial Bankshares in 2001, his banking career had already spanned 30 years. After graduation from Texas Tech University, he came to First National Bank of Abilene in 1976 as a management trainee. He continued his education at SMU's Southwestern Graduate School of Banking and held numerous positions at the Bank.

Key developments were realized when First Technology Services and First Financial Trust & Asset Management Company were formed in 2003 to serve a growing customer base. In 2008, amidst turbulence in the U.S. economy, First Financial Bankshares, because it was well capitalized, announced that it would not apply for funds through the U.S. Treasury Department's Capital Purchase Program.

By the close of the new century's first decade, the name First Financial Bank became synonymous with excellence when the Bank was named the number one performing bank in the country by *Bank Director* magazine. From the Panhandle to the Plains to Southeast Texas, the First Financial family of community banks remains focused on the fundamentals and strives to faithfully serve the needs of customers, communities and shareholders - for generations to come.


WATCH THE HISTORY VIDEO
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2000

1991 - Scott Dueser is elected President & CEO of First National Bank of Abilene

1990's ACQUISITIONS
STEPHENVILLE, SAN ANGELO WEATHERFORD & SOUTHLAKE

1993 - First Abilene Bankshares, Inc. changes its name to First Financial Bankshares, Inc. Company stock is listed on NASDAQ

2001 ACQUISITION
MINERAL WELLS

2001- Scott Dueser named President & CEO of First Financial Bankshares, Inc. Elected Chairman of the Texas Bankers Association

2003 - First Technology Services and First Financial Trust & Asset Management Company are established

# Dear Shareholders

First Financial Bankshares made exceptional progress in 2010, growing both organically and through acquisition. Not only did our earnings rise for the 24th consecutive year, but they rose at a double-digit rate.

The economy remained very flat during 2010, with stagnant loan demand and slow housing sales. Those factors, along with historically low interest rates and an immense amount of new government regulation, made 2010 another very challenging year for the banking industry. We prospered in this tough environment by following the example of First Financial Bankshares' past leaders: We managed the Company with integrity and a strong sense of civic responsibility, we adhered to conservative financial practices, and we strove to do the right thing every day for our company and our customers.

With 2010 marking our 120th anniversary, this year's annual report celebrates our company's history. In particular, it gives credit to the outstanding leaders who guided our company through its formative years and through several economic crises that resulted in the collapse of many banks in Texas and nationwide. The lessons we learned from those crises—including the 1980s oil bust, when 500 Texas banks failed or were reorganized—have made us stronger than ever.

Texas did not escape the recession that began in 2008, but it has fared relatively well. During 2010, it again had lower unemployment than the nation as a whole, ending the year with an unemployment rate of 8.3 percent compared with 9.4 percent for the country. Texas created 218,000 new jobs last year, more than any other state. The outlook for Texas remains bright, thanks to its business-friendly legislature, favorable taxation policies, low cost of living and skilled workforce.

## EXPANDING STRATEGICALLY

Demonstrating our confidence in the long-term strength of the Texas economy, we made an acquisition last year that was our first since 2005. In November, we acquired Sam Houston Financial Corp., parent company of The First State Bank in Huntsville, Texas, for $22.2 million in cash and stock. The acquired business became our 11th separately chartered bank. Adding The First State Bank to our family of community banks is significant on many levels. Located 70 miles north of Houston along Interstate 45, Huntsville typifies the qualities we look for in a community when we expand our company. With 37,000 residents, Huntsville is a non-urban community that has many appealing lifestyle amenities. It also has a stable economy, which is anchored by Sam Houston State University (the fastest-growing university in the state) and the headquarters of the Texas Department of Criminal Justice (with 5,000 employees). Further, this acquisition opens up new opportunities for expansion in attractive growth markets around Houston, the nation's fourth-largest city. During the past generation, we have expanded beyond our West Texas roots and acquired several banks within a 50-mile radius of the Dallas/Fort Worth metroplex. Today, the growth markets ringing the metroplex account for about 44 percent of the Company's total assets. Our strategy for the years ahead will be to look for similar opportunities in other non-urban areas around Houston and Dallas/Fort Worth, as well as around other major Texas cities such as San Antonio and Austin.

## RESULTS FOR 2010

Net income grew 10.9 percent to $59.7 million from $53.8 million in 2009. Net interest income, our largest source of earnings, rose 5.4 percent to $136.2 million from $129.2 million. Meanwhile, our provision for loan losses dropped by 21.5 percent, reflecting a decline in net charge-offs and a stable level of nonperforming assets for the year. Net interest income after provision for loan losses was 8.0 percent greater in 2010 than in 2009.

Noninterest income grew by 1.8 percent to $49.5 million from $48.6 million in 2009. Noninterest expense grew by 4.5 percent to $98.3 million from $94.0 million; the increase was due partly to higher profit-sharing expenses and partly to higher legal, tax and professional fees related to the Huntsville acquisition.

A key profitability metric for the banking industry is the net interest margin, which expresses net interest income as a percentage of average interest-earning assets. Our net interest margin for 2010 (on a tax-equivalent basis) was 4.68 percent, which was down slightly from 4.80 percent in 2009. The decline was due to the effect of low interest rates over a prolonged period of time.

As was the case in prior years, we outperformed our peer group of comparable banks on several key financial metrics in 2010. Our return on average assets was 1.75 percent compared with 0.39 percent for our peers. And our return on average equity was 13.74 percent compared with their ROE of 2.48 percent. Our net interest margin of 4.68 percent compared favorably to our peer group's margin of 3.71 percent. Even with our practice of having separately chartered banks, our efficiency ratio of 49.49 percent easily beat our peer group's average of 65.13 percent. (The efficiency ratio measures the percentage of net operating revenues consumed by operating expenses.) We attribute our superior performance on these metrics to conservative management of the Company's financials and to our emphasis on maximizing profitability for our shareholders.

2005

2010

2004 ACQUISITIONS

GRANBURY & GLEN ROSE

2005 ACQUISITIONS

CLYDE, MORAN, RANGER, RISING STAR, BRIDGEPORT, DECATUR & BOYD

2009 EXPANSION INTO FORT WORTH & ODESSA

FIRST FINANCIAL BANKSHARES, INC. IS RANKED NUMBER ONE IN THE NATION BY BANK DIRECTOR MAGAZINE

2010 ACQUISITION

HUNTSVILLE

## RESULTS FOR 2010 - continued

We ended 2010 well capitalized and financially strong. Consolidated assets grew 15.2 percent to $3.78 billion from $3.28 billion at the end of 2009. Loans increased 11.6 percent to $1.69 billion from $1.51 billion. Total deposits, meanwhile, increased 16.0 percent to $3.11 billion from $2.68 billion. This large increase was partially due to several of our customers' experiencing liquidity events at the end of the year. Shareholders' equity rose 6.3 percent to $441.7 million from $415.7 million. Balance sheet figures for year-end 2010 include the Huntsville bank, which had loans of $90.4 million and deposits of $158.9 million as of December 31, 2010.

For First Financial Trust & Asset Management Co., 2010 was another year of solid growth. The book value of total trust assets at year-end stood at $1.78 billion, an increase of 7.2 percent from $1.66 billion at the previous year-end. The Trust Company's fee income increased 19.0 percent to $10.8 million from $9.1 million in 2009. During the past five years, trust assets have grown 55.0 percent and fee income has grown 53.0 percent.

## A STRONG BANKING MODEL

It is noteworthy that we created our 11th separately chartered bank during a year in which some other financial institutions collapsed their multiple bank charters and moved toward a consolidated, centralized management system. We strongly believe in the value of community-based banks, which make decisions at the local level. Each of our separately chartered banks has its own Chief Executive Officer/President and Board of Directors, who are better able to take the pulse of the local business community and are responsible for the bank's financial performance and growth. The main argument against using separate charters is the added cost, but we keep duplicative costs to a minimum by consolidating backroom operations, a concept we call "One Bank, Eleven Charters."

## GROWING INTERNALLY

Our company continues to expand and improve its network of bank offices to better serve its customers. During 2010, our Cleburne bank opened a new branch in Crowley. In addition, our Weatherford bank opened a branch office in Fort Worth and our Abilene bank opened an office in Odessa; both of these new branches were added on to existing Trust Company offices. In Eastland and in our Ridgeway branch in Cleburne, we completed a major remodeling of our facilities to provide more efficient operations and better customer service. Currently, we are constructing new facilities in Albany and Southlake. Part of our original property in Southlake was expropriated by the Texas Department of Transportation, which prompted us to purchase a prime piece of property down the street. Additionally, we sold our downtown Cleburne location to the City of Cleburne, which needed a larger building. We will begin construction of a smaller, more efficient building next door within the next couple of months.

## PERSONNEL CHANGES

Tommy Barrow retired as Senior Vice President, Lending, of First Financial Bankshares in January 2011. Tommy has been associated with our company since 1984, and has been an integral part of our management team at the holding company level since moving up from First Financial Bank, Eastland, in 2009. At Eastland, he had served as Chairman, President and Chief Executive Officer.

Additionally, Derrell Johnson will retire from the First Financial Bankshares Board in conjunction with our Annual Shareholders Meeting in April. He was one of the original founding Board members of Texas National Bank, Southlake (now First Financial Bank, Southlake) in 1985, and later went on to serve our company with distinction for 14 years. We have benefitted greatly from Derrell's counsel and direction, and we thank him for his fine service.

## LOOKING AHEAD

Due partly to increased regulatory and cost pressures in operating a community bank, we expect to see more acquisition opportunities in the years ahead. Our company has the liquidity, capital, stock price and management expertise to take advantage of these new opportunities. We believe community bankers in Texas who are looking for a buyer will find our company very appealing. We have a highly successful track record with prior acquisitions, a reputation as one of the nation's most financially sound banks and an unparalleled commitment to maintaining a bank's focus on its local community. We also offer banks more products and services for their customers, improved technology and marketing, and greater training, career opportunity and employee benefit programs for their employees.

Growth will also come internally, through new bank offices and other channels. We expect our Trust Company to continue to grow its assets and fee income, both in our core markets and in newer growth markets such as Fort Worth and Odessa. Mortgage lending and treasury management are other business sectors that show promise as sources of continued growth.



The overall economic outlook may be uncertain at present, but we continue to believe in a healthy future for Texas and our nation in the long term. Additionally, our company has been managed throughout its 120-year history with a long-term perspective that has served its stakeholders well in good times and in bad. Today, First Financial Bankshares is financially and operationally stronger than ever. We are well positioned to maintain our leadership and see ample opportunities for growth ahead.

We will continue to manage and grow the Company for the benefit of our customers and shareholders, as the Company's leaders have done in generations past. We value the loyal support of our shareholders and look forward to sharing future successes with you.



F. Scott Dueser
Chairman, President and CEO

# FIRST FINANCIAL BANKSHARES, INC.™ A Family of Community Banks℠

|  |  |
|---|---|
| First Financial Bank<br>325-627-7200 | ▲ ABILENE<br>CLYDE<br>MORAN<br>ALBANY<br>▲ ODESSA |
| First Financial Bank<br>817-556-5000 | CLEBURNE<br>BURLESON<br>ALVARADO<br>MIDLOTHIAN<br>CROWLEY |
| First Financial Bank<br>254-629-6100 | EASTLAND<br>RANGER<br>RISING STAR |
| First Financial Bank<br>806-363-8200 | HEREFORD |
| First Financial Bank<br>936-295-2224 | HUNTSVILLE |
| First Financial Bank<br>940-327-5400 | MINERAL WELLS |
| First Financial Bank<br>325-659-5900 | ▲ SAN ANGELO |
| First Financial Bank<br>817-410-2915<br>940-683-8700 | SOUTHLAKE<br>TROPHY CLUB<br>KELLER<br>BRIDGEPORT<br>BOYD<br>DECATUR |
| First Financial Bank<br>254-965-5036<br>817-573-6900 | ▲ STEPHENVILLE<br>GRANBURY<br>GLEN ROSE<br>ACTON |
| First Financial Bank<br>325-235-6600 | ▲ SWEETWATER<br>ROBY<br>TRENT<br>MERKEL |
| First Financial Bank<br>817-596-0307 | WEATHERFORD<br>ALEDO<br>WILLOW PARK<br>BROCK<br>▲ FORT WORTH |

BANKS

TRUST OFFICE LOCATIONS ▲



# Selected Financial Data

2010 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

| QUARTER | HIGH | LOW | CLOSE | DIVIDENDS |
|---|---|---|---|---|
| FOURTH | $52.96 | $46.00 | $51.25 | $0.34 |
| THIRD | 50.83 | 43.55 | 46.99 | 0.34 |
| SECOND | 54.94 | 48.09 | 48.09 | 0.34 |
| FIRST | 55.02 | 50.01 | 51.56 | 0.34 |

2009 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

| QUARTER | HIGH | LOW | CLOSE | DIVIDENDS |
|---|---|---|---|---|
| FOURTH | $55.94 | $47.86 | $54.23 | $0.34 |
| THIRD | 54.50 | 47.95 | 49.46 | 0.34 |
| SECOND | 51.62 | 46.51 | 50.36 | 0.34 |
| FIRST | 55.70 | 36.49 | 48.17 | 0.34 |



IN THOUSANDS (EXCEPT PER SHARE DATA)

| YEAR-END | TOTAL ASSETS | SHAREHOLDERS' EQUITY | NET INCOME | BASIC EARNINGS PER SHARE | CASH DIVIDENDS PER SHARE | STOCK DIVIDENDS AND SPLITS | YEAR-END BOOK VALUE PER SHARE | YEAR-END MARKET VALUE PER SHARE |
|---|---|---|---|---|---|---|---|---|
| 2010 | $3,776,367 | $441,688 | $59,659 | $2.86 | $1.36 | – | $21.09 | $51.25 |
| 2009 | 3,279,456 | 415,702 | 53,797 | 2.58 | 1.36 | – | 19.96 | 54.23 |
| 2008 | 3,212,385 | 368,782 | 53,164 | 2.56 | 1.34 | – | 17.73 | 55.21 |
| 2007 | 3,070,309 | 335,495 | 49,490 | 2.38 | 1.26 | – | 16.16 | 37.65 |
| 2006 | 2,850,165 | 300,901 | 46,029 | 2.22 | 1.18 | – | 14.51 | 41.86 |
| 2005 | 2,733,827 | 276,276 | 44,023 | 2.13 | 1.10 | 4/3 split | 13.34 | 35.06 |
| 2004 | 2,315,224 | 265,545 | 39,171 | 1.90 | 1.00 | – | 12.84 | 33.61 |
| 2003 | 2,092,571 | 251,487 | 35,305 | 1.71 | 0.91 | 5/4 split | 12.19 | 30.84 |
| 2002 | 1,993,183 | 238,768 | 33,953 | 1.65 | 0.81 | – | 11.59 | 22.80 |
| 2001 | 1,929,694 | 213,654 | 29,355 | 1.43 | 0.70 | 5/4 split | 10.40 | 18.06 |
| TEN-YEAR COMPOUND GROWTH RATE | 7.97% | 8.46% | 7.74% | 7.64% | 8.17% | – | 8.23% | 13.01% |

Adjusted for stock dividends and splits.

# Financial Highlights

**IN THOUSANDS** (EXCEPT PER SHARE DATA)

| FOR THE YEAR | 2010 | 2009 | CHANGES |
|---|---|---|---|
| **Net Income** | $ 59,659 | $ 53,797 | 10.90% |
| Basic Earnings per Share | 2.86 | 2.58 | 10.85% |
| Dividends Declared | 28,385 | 28,311 | 0.26% |
| Dividends per Share | 1.36 | 1.36 | - |
| **Averages for the Year** | | | |
| Assets | $3,402,274 | $3,125,552 | 8.85% |
| Securities | 1,408,088 | 1,308,110 | 7.64% |
| Loans | 1,543,537 | 1,494,876 | 3.26% |
| Deposits | 2,758,584 | 2,513,387 | 9.76% |
| Shareholders' Equity | 434,152 | 394,812 | 9.96% |
| **At Year-End** | | | |
| Assets | $3,776,367 | $3,279,456 | 15.15% |
| Securities | 1,546,242 | 1,285,377 | 20.29% |
| Loans | 1,690,346 | 1,514,369 | 11.62% |
| Deposits | 3,113,301 | 2,684,757 | 15.96% |
| Shareholders' Equity | 441,688 | 415,702 | 6.25% |
| Book Value per Share | 21.09 | 19.96 | 5.66% |
| Trust Assets | 1,783,396 | 1,664,174 | 7.16% |
| **Key Ratios** | | | |
| Return on Average Assets | 1.75 % | 1.72 % | |
| Return on Average Equity | 13.74 % | 13.63 % | |
| Equity/Assets at Year-End | 11.70 % | 12.68 % | |
| Efficiency | 49.49 % | 50.11 % | |


THE BATTLE OF SAN JACINTO 1836

## NET INCOME GROWTH
(IN THOUSANDS)


10
$59,659
09
$53,797
08
$53,164
07
$49,490
06
$46,029
$18M 24M 30M 36M 42M 48M 54M 60M

## EFFICIENCY RATIO


10
49.49%
09
50.11%
08
50.76%
07
52.83%
06
53.49%
0% 10% 20% 30% 40% 50% 60%

## RETURN ON AVERAGE ASSETS


10
1.75%
09
1.72%
08
1.74%
07
1.72%
06
1.68%
0% .25% .50% .75% 1.00% 1.25% 1.50% 1.75% 2.00%

## RETURN ON AVERAGE EQUITY


10
13.74%
09
13.63%
08
15.27%
07
15.87%
06
16.20%
0% 3% 6% 9% 12% 15% 18%

## NET INTEREST MARGIN


10
4.68%
09
4.80%
08
4.67%
07
4.43%
06
4.46%
0% 1% 2% 3% 4% 5%

## ABILENE ▪ CLYDE ▪ MORAN ▪ ALBANY ▪ ODESSA



**RON BUTLER**
President and CEO

### MAIN OFFICE

(325) 627-7200

400 Pine Street — Abilene, Texas 79601

### LOCATIONS

|  |  |
|---|---|
| 4400 Buffalo Gap Road | Abilene, Texas 79606 |
| 4350 Southwest Drive | Abilene, Texas 79606 |
| 920 N. Willis Street | Abilene, Texas 79603 |
| 3300 S. 14th Street | Abilene, Texas 79605 |
| 1010 N. Judge Ely Blvd. | Abilene, Texas 79601 |
| 701 Pine Street | Abilene, Texas 79601 |
| 1345 Barrow Street | Abilene, Texas 79605 |
| 2617 Antilley Road | Abilene, Texas 79606 |
| 1650 State Highway 351 | Abilene, Texas 79601 |
| 718 Elm Street | Clyde, Texas 79510 |
| 400 Ground Street | Moran, Texas 76464 |
| 132 Hill Street | Albany, Texas 76430 |
| 2651 JBS Parkway, Bldg. 4, Suite F | Odessa, Texas 79762 |

**TAYLOR, CALLAHAN & SCHACKELFORD COUNTIES DEPOSIT MARKET SHARE** 43%

### SENIOR OFFICERS

Ron Butler
President and
Chief Executive Officer

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

John Prince
Executive Vice President
Personal Loans

James Robinson
Executive Vice President
Retail, Marketing and
Business Development

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President,
Chief Financial Officer
and Cashier

### DIRECTORS

F. Scott Dueser
Chairman of the Board

Ron Butler
President and
Chief Executive Officer

J. Michael Alexander
President
James M. Alexander & Co.

(Directors continued)

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal, The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Dian Graves Stai
Chair
Mansefeldt Investment Corp.
Director
Dian Graves Owen Foundation

Leigh Taliaferro, M.D.
Physician

ADVISORY DIRECTORS

Paul Cannon
McMahon Surovik Suttle, P.C.

Steve Suttle
McMahon Surovik Suttle, P.C.

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $1,267,423 | 455,313 | 1,017,783 | 109,912 | 21,002 | 1.84% | 44.28% |
| DEC. 31, 2009 | $1,087,452 | 419,928 | 879,258 | 99,941 | 19,587 | 1.88% | 45.99% |

## CLEBURNE • BURLESON • ALVARADO • MIDLOTHIAN • CROWLEY


CLEBURNE

NEW DOWNTOWN LOCATION OPENING 2012

**MATT REYNOLDS**
President and CEO

### MAIN OFFICE

(817) 556-5000
(800) 226-2940

403 N. Main Street — Cleburne, Texas 76033

### LOCATIONS

| | |
|---|---|
| 200 N. Ridgeway Drive | Cleburne, Texas 76033 |
| 1900 S.W. Wilshire Blvd. | Burleson, Texas 76028 |
| 201 E. Highway 67 | Alvarado, Texas 76009 |
| 1490 E. Main Street | Midlothian, Texas 76065 |
| 816 S. Crowley Road | Crowley, Texas 76036 |

**JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE** 18%

### SENIOR OFFICERS

Matt Reynolds
Chairman of the Board, President and Chief Executive Officer

Craig Beskow
Executive Vice President and Cashier

Steve Davis
Executive Vice President

Bobby Ranger
Executive Vice President

Cynthia Allen
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

### DIRECTORS

Matt Reynolds
Chairman of the Board, President and Chief Executive Officer

Albert A. Archer
Vice Chairman
Walls Industries, Inc.

Ray Beavers
General Manager & CEO
United Cooperative Services

Byron Black
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

Dr. Joe Martin
Cleburne Eye Clinic

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 277,973 | 139,709 | 250,314 | 25,118 | 2,621 | 0.95% | 56.18% |
| DEC. 31, 2009 | $ 273,598 | 137,043 | 247,992 | 23,697 | 3,886 | 1.57% | 53.68% |

## EASTLAND • RANGER • RISING STAR


FIRST FINANCIAL BANK
EASTLAND
EASTLAND

**THOMAS M. O'NEIL**
President and CEO

**MAIN OFFICE** (254) 629-6100

201 E. Main Street, Eastland, Texas 76448

**LOCATIONS**

106 Main Street, Ranger, Texas 76470
206 W. College Street, Rising Star, Texas 76471

**SENIOR OFFICERS**

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

L.V. Coffee
Executive Vice President
Lending

Terry Trout
Senior Vice President
and Cashier

**DIRECTORS**

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

Ron Butler
President and
Chief Executive Officer
First Financial Bank Abilene

Doug Crawley
Rancher

Doug Ford
Retired President and
Chief Executive Officer
Peoples State Bank, Clyde

Jim Keffer
President
EBAA Iron Sales, Inc.

Mike T. Perry
President
Kinnaird, Rossander
& Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford
Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store
Eastland/Cisco

**EASTLAND COUNTY DEPOSIT MARKET SHARE** 51%

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 163,933 | 71,318 | 142,064 | 17,177 | 2,732 | 1.70% | 46.91% |
| DEC. 31, 2009 | $ 167,092 | 63,758 | 143,956 | 18,712 | 2,511 | 1.79% | 49.74% |

## HEREFORD


FIRST FINANCIAL BANK

**MIKE MAULDIN**
President and CEO

**MAIN OFFICE**

212 E. Third Street

**(806) 363-8200**

Hereford, Texas 79045

**SENIOR OFFICERS**

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Kent Jackson
Executive Vice President and Chief Credit Officer

Adrian Alejandre
Vice President and Cashier

**DIRECTORS**

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Pet Care, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and Retired Chairman of the Board, President and Chief Executive Officer
First Financial Bank Hereford

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farmer

**DEAF SMITH COUNTY DEPOSIT MARKET SHARE** 45%

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 175,777 | 95,210 | 154,340 | 14,152 | 2,369 | 1.55% | 46.88% |
| DEC. 31, 2009 | $ 147,652 | 96,028 | 130,728 | 12,284 | 2,121 | 1.56% | 47.16% |

# HUNTSVILLE


First State Bank
of Huntsville

**GAYE CLEMENTS**
President

**MAIN OFFICE**

33 SH 75 North

**(936) 295-2224**

Huntsville, Texas 77320

**SENIOR OFFICERS**

Gaye Clements
President

Michelle Murray
Cashier

**DIRECTORS**

Walter G. Nelson
Chairman of the Board

Gaye Clements
President

James E. Baine
Investments

Paul E. Cameron, Jr.
Petroleum Engineer

John J. Certa, Jr.
Owner
Collateral Protection, Inc.
and Team Auto Group

Renee N. Davis
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Robert C. Ernst, Jr.
Owner
Ernst Jewelers

Morris V. Johnson
Retired Educator,
Huntsville Independent
School District

J.V. Martin
Chairman of the Board
First Financial Bank Sweetwater

**WALKER COUNTY DEPOSIT MARKET SHARE** 21%

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 181,083 | 90,399 | 158,942 | 22,027 | 268 | 0.90% | 61.83% |

Note: First State Bank, Huntsville was acquired on November 1, 2010. Net income, return on average assets and efficiency ratio reflect earnings for only two months, including acquisition costs, beginning November 1 and ending December 31, 2010.

## MINERAL WELLS


FIRST FINANCIAL BANK
FIRST FINANCIAL BANK

**KENNETH WILLIAMSON**
President and CEO

**MAIN OFFICE**

1900 E. Hubbard Street

**(940) 327-5400**

Mineral Wells, Texas 76067

**SENIOR OFFICERS**

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Mike Mearse
Senior Vice President
Lending

**DIRECTORS**

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Spencer Baum, D.D.S.
Baum Dental Clinic

F. Scott Dueser
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Company, L.P.

Terry L. Murphy
President and
Chief Executive Officer
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

**PALO PINTO COUNTY DEPOSIT MARKET SHARE** 33%

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 196,982 | 113,060 | 155,716 | 20,994 | 3,824 | 2.12% | 40.40% |
| DEC. 31, 2009 | $ 167,259 | 101,050 | 132,997 | 22,436 | 3,542 | 2.10% | 39.01% |

# SAN ANGELO



**MICHAEL L. BOYD**
President and CEO

### MAIN OFFICE

(325) 659-5900

301 W. Beauregard Avenue
San Angelo, Texas 76903

### LOCATIONS

3471 Knickerbocker Road
San Angelo, Texas 76904

**TOM GREEN COUNTY DEPOSIT MARKET SHARE** 19%

### SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President
and Chief Executive Officer

Robert Pate
Executive Vice President

Jim Davidson
Executive Vice President
and Cashier

Cindy George
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Chuck Shore
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

### DIRECTORS

Michael L. Boyd
Chairman of the Board, President
and Chief Executive Officer

Hon. Marilyn Aboussie
Chief Justice, Retired

W. Dan Cravy, M.D.
Physician

Pat Crump
Vice President
Buckner Retirement Services

Rick DeHoyos
Attorney
Rick DeHoyos Law Firm

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments/Business
Consulting
Former President - Bank
of the West, San Angelo

Joey Henderson
President
Porter Henderson Implement
Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror
Company, Inc.

Mary Jane Steadman
Attorney
Real Estate Investment
Management

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 383,454 | 147,276 | 327,254 | 47,160 | 6,997 | 1.94% | 42.99% |
| DEC. 31, 2009 | $ 349,676 | 139,847 | 290,797 | 48,441 | 6,250 | 1.82% | 45.54% |

## SOUTHLAKE • TROPHY CLUB • KELLER • BRIDGEPORT • BOYD • DECATUR


SOUTHLAKE

NEW LOCATION OPENING SUMMER 2011

**MARK L. JONES**
President and CEO

### MAIN OFFICE

(817) 410-2915

151 W. Southlake Blvd. Southlake, Texas 76092

### LOCATIONS

95 Trophy Club Drive — Trophy Club, Texas 76262
891 E. Keller Parkway — Keller, Texas 76248
909 Stevens Street — Bridgeport, Texas 76426
609 Rock Island Avenue — Boyd, Texas 76023
608 W. Hale Avenue — Decatur, Texas 76234

**CITIES OF SOUTHLAKE, TROPHY CLUB & KELLER DEPOSIT MARKET SHARE** 7%

**WISE COUNTY DEPOSIT MARKET SHARE** 14%

### SENIOR OFFICERS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

F. Mills Shallene
Wise County Market President

Les Mariotti
Senior Vice President and Chief Financial Officer

Sandy Boyd
Senior Vice President

James McGilvray
Senior Vice President

J. Sean Shope
Senior Vice President

Steve Sims
Senior Vice President

Trent Swearengin
Senior Vice President

Ryan Wall
Senior Vice President

### DIRECTORS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Farmers Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

K. Wayne Lee
President, DDFW Properties

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Jim Ridenour
President
Independent Buyers' Co-op

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 288,542 | 162,067 | 237,443 | 38,913 | 4,604 | 1.69% | 53.14% |
| DEC. 31, 2009 | $ 264,306 | 157,919 | 210,764 | 39,084 | 2,515 | 0.94% | 62.24% |

## STEPHENVILLE • GRANBURY • GLEN ROSE • ACTON


FIRST
FINANCIAL
BANK
24 HOUR ATM
FIRST FINANCIAL MORTGAGE

**RON N. MULLINS**
President and CEO

### MAIN OFFICE

(254) 965-5036

2201 W. South Loop, Stephenville, Texas 76401

### LOCATIONS

1875 Lingleville Road, Stephenville, Texas 76401
199 N. Columbia Street, Stephenville, Texas 76401
400 Big Bend Trail, Glen Rose, Texas 76043
2007 East Highway 377, Granbury, Texas 76049
1600 S. Morgan Street, Granbury, Texas 76048
2915 Fall Creek Highway, Acton, Texas 76049

**ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE** 22%

### SENIOR OFFICERS

Ron N. Mullins
Chairman of the Board, President and Chief Executive Officer

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President and Cashier

Monty Bedwell
Executive Vice President

Robert Lemons
Executive Vice President

Angie Dusek
Senior Vice President

Donna Feller
Senior Vice President

Connie Frank
Senior Vice President

Mike Gandy
Senior Vice President

Vickie Pettit
Senior Vice President

Robert Reeves
Senior Vice President

Larry Upshaw
Senior Vice President

### DIRECTORS

Ron N. Mullins
Chairman of the Board, President and Chief Executive Officer

Keith Brown
Prime Building Components, LLC

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
Autos - Real Estate

John Moore
Craft Associates, Inc.

Ron Pack
RP's Western Wear, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Parham's Garage & Wrecker Service

John Terrill
Attorney

ADVISORY DIRECTORS

Julie Graham
SPEC Management Co.

Ron Hance
Hance Financial Services

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 335,893 | 185,084 | 282,948 | 43,745 | 5,387 | 1.60% | 51.79% |
| DEC. 31, 2009 | $ 350,059 | 181,726 | 298,355 | 44,383 | 4,267 | 1.31% | 48.89% |

## SWEETWATER • ROBY • TRENT • MERKEL


FIRST FINANCIAL BANK

**KIRBY N. ANDREWS**
President and CEO

### MAIN OFFICE

(325) 235-6600

201 Elm Street, Sweetwater, Texas 79556

### LOCATIONS

123 N. Concho Street, Roby, Texas 79543
117 N. Main Street, Trent, Texas 79561
301 Edwards Street, Merkel, Texas 79536

### SENIOR OFFICERS

Kirby N. Andrews
President and
Chief Executive Officer

Donnie Ruppert
Executive Vice President
and Cashier/Controller

Rodney Foster
Executive Vice President
and Senior Lending Officer

Debbie Anthony
Senior Vice President
Retail Operations

Britt Stuart
Senior Vice President
and Roby Branch Manager

### DIRECTORS

J.V. Martin
Chairman of the Board

Kirby N. Andrews
President and
Chief Executive Officer

Jeff Branson
General Partner
Williamson-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ron Butler
President and
Chief Executive Officer
First Financial Bank Abilene

Ronnie Cox
Owner
Cox Jewelry

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

**NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE** 36%

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 154,833 | 74,117 | 140,567 | 13,393 | 2,503 | 1.76% | 50.81% |
| DEC. 31, 2009 | $ 133,322 | 67,463 | 119,011 | 13,248 | 2,420 | 1.81% | 51.54% |

## WEATHERFORD • ALEDO • WILLOW PARK • BROCK • FORT WORTH



**DOYLE LEE** (R)
Chairman of the Board and
Chief Executive Officer

**JAY GIBBS** (L)
President

### MAIN OFFICE

**(817) 596-0307**

101 N. Main Street — Weatherford, Texas 76086

### LOCATIONS

| | |
|---|---|
| 101 College Park Drive | Weatherford, Texas 76086 |
| 1214 N. Main Street | Weatherford, Texas 76086 |
| 210 N. Main Street | Weatherford, Texas 76086 |
| 505 FM 1187 N. | Aledo, Texas 76008 |
| 4100 E. I-20 | Willow Park, Texas 76087 |
| 1100 FM 1189 | Brock, Texas 76066 |
| 550 Bailey Avenue, Suite 300 | Fort Worth, Texas 76107 |

**PARKER COUNTY DEPOSIT MARKET SHARE** 26%

### SENIOR OFFICERS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Larry Mangrem
Executive Vice President
and Cashier

Mike Carter
Senior Vice President

Lori Hill
Senior Vice President

Justin Hooper
Senior Vice President

Kent Hudson
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

### DIRECTORS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Greg L. Barron
President
G.L. Barron Company, Inc.

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Dal DeWees
Hirschfeld Holdings, LP

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Stephen E. Milliken
C.D. Hartnett Company

Mike White, O.D.
Therapeutic Optometrist

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2010 | $ 365,958 | 156,794 | 316,857 | 35,226 | 5,542 | 1.56% | 52.19% |
| DEC. 31, 2009 | $ 355,621 | 149,607 | 309,465 | 33,608 | 5,124 | 1.49% | 49.92% |

# FIRST TECHNOLOGY SERVICES

**MAIN OFFICE** (325) 627-7195

400 Pine Street Abilene, Texas 79601

First Technology Services, Inc. (FTS) provides more than 100 technology applications to First Financial Bankshares, Inc. (FFIN) and its family of 11 banks and the Trust Company. Our mission is to maximize efficiencies and control costs while providing state-of-the-art services including check processing, deposit operations, help desk assistance, desktop support, network, server and software support, information security and compliance, computer operations, business continuity planning, loan and credit operations, and loan documentation preparation.

In addition, FTS provides extended customer service support through our centralized customer call center plus innovative technology for online banking, automatic bill pay services and Treasury Management products including remote deposit, ACH services, payroll cards, fraud protection, and merchant services. FTS also supports employees with classroom and online technology training.

## SENIOR OFFICERS

Gary D. Tucker
*President and*
Chief Executive Officer

Kay Berry
Senior Vice President
Deposit Operations

Michelle McDonald
Senior Vice President
Customer Service

Clay Trumble
Senior Vice President
Credit Administration

Dennis Steckly
Senior Vice President
Production Services

Larry Williams
Senior Vice President
Infrastructure Services

## DIRECTORS

Gary L. Webb
*Chairman of the Board*
First Technology Services, Inc.
Executive Vice President,
Operations
First Financial Bankshares, Inc.

Gary D. Tucker
President and
Chief Executive Officer
First Technology Services, Inc.

F. Scott Dueser
Chairman, President and
Chief Executive Officer
First Financial Bankshares, Inc.

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
First Financial Bankshares, Inc.

Michael L. Boyd
Chairman, President and
Chief Executive Officer
First Financial Bank San Angelo

Ron Butler
President and
Chief Executive Officer
First Financial Bank Abilene

Jay Gibbs
President
First Financial Bank Weatherford

Derrell E. Johnson
Former President and
Chief Executive Officer
Rady and Associates
Consulting Engineers

Les Mariotti
Senior Vice President and
Chief Financial Officer
First Financial Bank Southlake

Mike Mauldin
Chairman of the Board,
President and
Chief Executive Officer
First Financial Bank Hereford

## MAJOR ACCOMPLISHMENTS IN 2010

- Creating a companywide Central Loan Document Preparation Department
- Beginning deployment of cash and check accepting ATMs for deposits
- Enhancing instant issue custom debit cards by allowing customers to submit their personal photos for uploading
- Increasing customer call support for our banks through the FFIN Call Center
- Adding online enrollment for home banking
- Upgrading our Item Processing system to state-of-the-art technology


FIRST FINANCIAL BANK
FIRST ATM & DEPOSIT CENTER
FIRST ATM & DEPOSIT CENTER

(L-R)
MICHELLE McDONALD,
DENNIS STECKLY,
GARY TUCKER,
LARRY WILLIAMS,
CLAY TRUMBLE,
KAY BERRY

# FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY NA

## OFFICERS

Kirk W. Thaxton
Chairman of the Board, President and Chief Executive Officer

David Byrd
Executive Vice President
Manager, San Angelo

Konrad S. Halbert
Executive Vice President
Manager, Fort Worth

Barbara Hill
Executive Vice President
Manager, Odessa

Michael D. Sheehan
Executive Vice President
Manager, Sweetwater

Richard Young
Executive Vice President
Manager, Abilene

David Castleberry
Senior Vice President
Manager, Stephenville

Larry Cleveland
Senior Vice President
Manager, Operations

Ralph Gibson
Senior Vice President
Manager, Investments

David B. Pitzer
Senior Vice President
Manager, Real Property

Randy Spiva
Senior Vice President
Manager, Oil & Gas

## DIRECTORS

Sarah Campbell
Portfolio Manager

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Ronnie Cox
Owner
Cox Jewelry

F. Scott Dueser
First Financial Bankshares, Inc.

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Bill Parham
Parham & Parham, CPAs

Robert S. Patterson
Former President & CEO
First Financial Trust & Asset Management Company, N.A.

Kirk W. Thaxton
Chairman of the Board, President and Chief Executive Officer
First Financial Trust & Asset Management Company, N.A.

ADVISORY DIRECTOR

John L. Beckham
Beckham Rector & Eargle LLP

## LOCATIONS

|  |  |
|---|---|
| ABILENE OFFICE<br>400 Pine Street | (325) 627-7100 |
| FORT WORTH OFFICE<br>550 Bailey Avenue, Suite 300 | (817) 410-4970 |
| ODESSA OFFICE<br>2651 JBS Parkway, Bldg. 4, Suite E | (432) 367-8900 |
| SAN ANGELO OFFICE<br>301 W. Beauregard Avenue | (325) 659-5987 |
| STEPHENVILLE OFFICE<br>2201 W. South Loop | (254) 918-6262 |
| SWEETWATER OFFICE<br>201 Elm Street | (325) 235-6640 |



(L-R) RICHARD YOUNG, DAVID BYRD, KIRK THAXTON, KONRAD HALBERT, BARBARA HILL, DAVID CASTLEBERRY, MIKE SHEEHAN



First Financial Trust & Asset Management Company, N.A. achieved strong growth in revenue, income and assets during 2010.

Trust fee revenue increased $1.7 million, or 19.0 percent, to $10.8 million from $9.1 million in 2009. Revenue from the management of our oil and gas properties increased $413,000, or 55.4 percent. And net income grew $623,000 or 23.7 percent, to $3.3 million from $2.6 million in 2009.



While all six offices – in Abilene, Fort Worth, Odessa, San Angelo, Stephenville and Sweetwater - produced excellent revenue and income growth, the Odessa office was a particular standout in profitability. Barbara Hill has done an excellent job of making the office profitable in just a short period of time.

Assets at year-end totaled $1.78 billion in book value and $2.30 billion in market value. These levels represent increases of 7.2 percent and 9.3 percent, respectively, from 2009. The leaders in this area were the Fort Worth office, with book value asset growth of $58.6 million, or 75.8 percent, and the Odessa office, with asset growth of $29.7 million or 82.7 percent.

Our dedicated team of trust professionals focus on providing not only superior investment results but also quality customer service at the local level. They offer a complete range of financial products and services, and have an average of 18 years of asset management experience.

TRUST ASSETS (BOOK VALUE)
(IN MILLIONS)


10
$1,783
09
$1,664
08
$1,631
07
$1,428
06
$1,300
$ 400 600 800 1,000 1,200 1,400 1,600 1,800

TRUST FEES
(IN MILLIONS)


10
$10.81
09
$9.08
08
$9.44
07
$8.75
06
$7.66
$ 1 2 3 4 5 6 7 8 9 10 11

TRUST NET INCOME
(IN MILLIONS)


10
$3.254
09
$2.631
08
$2.810
07
$2.549
06
$2.076
$ 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4

# Board of Directors

| BOARD MEMBER | YEAR ELECTED | COMMITTEE APPOINTMENT |
|---|---|---|
| F. Scott Dueser<br>Chairman of the Board,<br>President and CEO | 1991 | 1 |
| Steven L. Beal<br>Retired President and COO<br>Concho Resources Inc. | 2010 | 2, 3 |
| Tucker S. Bridwell, CPA*<br>President<br>Mansefeldt Investment Corp. | 2007 | 1, 2, 4 |
| Joseph E. Canon, J.D.<br>Executive Director<br>Dodge Jones Foundation | 1996 | 3 |
| David Copeland, CPA<br>President, SIPCO, Inc. and<br>Shelton Family Foundation | 1998 | 1, 2, 4 |
| Murray Edwards<br>Principal, The Edwards Group | 2006 | 2, 4 |

| BOARD MEMBER | YEAR ELECTED | COMMITTEE APPOINTMENT |
|---|---|---|
| Ron Giddiens<br>Investments/Business Consulting<br>Former President - Bank of<br>the West, San Angelo | 2009 | 2 |
| Derrell E. Johnson<br>Former President and CEO<br>Rady and Associates<br>Consulting Engineers | 2000 | 2 |
| Kade Matthews<br>Ranching and Investments | 1998 | 3 |
| Dian Graves Stai<br>Chair, Mansefeldt<br>Investment Corp.<br>Director, Dian Graves<br>Owen Foundation | 1993 | 1, 3, 4 |
| Johnny E. Trotter<br>President and CEO<br>Livestock Investors, Ltd. | 2003 | 1, 3, 4 |

*Lead Director

## COMMITTEES

1 Executive – F. Scott Dueser, Chairman
2 Audit – David Copeland, Chairman
3 Compensation – Dian Graves Stai, Chairman
4 Nominating/Corporate Governance - Tucker Bridwell, Chairman



L-R RON GIDDIENS, TUCKER BRIDWELL, KADE MATTHEWS, MURRAY EDWARDS, DAVID COPELAND, JOHNNY TROTTER, STEVEN BEAL, DERRELL JOHNSON, DIAN GRAVES STAI, F. SCOTT DUESER, JOSEPH CANON

# Corporate Information


FIRST FINANCIAL BANKSHARES, INC.™

FIRST FINANCIAL BANKSHARES
EXECUTIVE OFFICERS (L-R): F. SCOTT DUESER, J. BRUCE HILDEBRAND, MICHELE P. STEVENS, TOMMY J. BARROW, GARY L. WEBB, KIRK W. THAXTON, COURTNEY JORDAN, GARY S. GRAGG

## OFFICERS

F. Scott Dueser
Chairman, President and
Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President, Lending

Gary L. Webb
Executive Vice President, Operations

Tommy J. Barrow
Senior Vice President, Lending

Courtney Jordan
Senior Vice President
Training and Education

Michele P. Stevens
Senior Vice President,
Advertising and Marketing

William A. Rowe
Vice President, Investment Services

Gaila Kilpatrick
Assistant Secretary

Bob Goodner
Compliance Officer

Michelle Fagan
Compliance Officer

## ANNUAL MEETING

Tuesday, April 26, 2011
10:30 a.m.
Abilene Civic Center
1100 N. Sixth Street
Abilene, Texas 79601

## CORPORATE OFFICES

400 Pine Street
Abilene, Texas 79601
325-627-7155 • 800-588-7000
www.ffin.com

## CORPORATE MAILING ADDRESS

P.O. Box 701
Abilene, Texas 79604

## COMMON STOCK LISTING

The NASDAQ Global Select Market
Symbol: FFIN

## INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP

## FOR FINANCIAL AND INVESTOR INFORMATION, CONTACT:

J. Bruce Hildebrand
Executive Vice President & CFO
325-627-7167

David A. Hogan
Director, Investor Relations
325-627-7114
investorrelations@ffin.com

## TRANSFER AGENT

Registrar and Transfer Company
800-368-5948

## ADDRESS SHAREHOLDER INQUIRIES TO:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016

E-MAIL ADDRESS:

info@rtco.com

## REGISTRAR AND TRANSFER COMPANY WEB SITE

www.rtco.com

## SEND CERTIFICATES FOR TRANSFER & ADDRESS CHANGES TO:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

www.ffin.com

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect", "plan", "anticipate", "target", "forecast" and "goal". Because such "forward-looking statements" are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents/Filings" on the Company's Web side or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.
Note: Market share data is calculated from June 30, 2010, deposit information compiled by the Federal Deposit Insurance Corporation.



**FIRST FINANCIAL BANKSHARES, INC.**™

A Family of Community Banks℠

400 Pine Street • Abilene, Texas 79601 • www.ffin.com